December 17, 2007

Mail Stop 3720

By U.S. Mail and facsimile to (847) 576-3628

A. Peter Lawson
Executive Vice President, Law, General Counsel and Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

> **Re: Motorola, Inc.**
> **Definitive Schedule C14A**
> **Filed March 15, 2007**
> **File No. 1-07221**

Dear Mr. Lawson:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 31, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 25

1. We have considered your response to comment three in our letter dated August 21, 2007. Even if the Compensation and Leadership Committee does not assign specific weights to any factors, you still must discuss the factors they considered and how the their consideration of the company or individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. For example, while you have provided disclosure of the formulas used to calculate incentive compensation, you have not provided an analysis of how the committee analyzed the objective and subjective factors that comprise the formulas to reach its compensation decisions for each named executive officer. Please confirm in your response letter your understanding that your compensation discussion and analysis should provide an <u>analysis</u> of <u>how</u> you arrived at and <u>why</u> you paid <u>each</u> of the particular levels and forms of compensation to <u>each</u> named executive officer.

2.   We have considered your response to comment four in our letter dated August 21, 2007. It is not clear whether you actually benchmark your named executive officers' compensation to the expanded comparator group or the data cuts from the compensation surveys. To the extent you do, you must identify each company you considered for purposes of benchmarking the elements of the named executive officers' compensation. If you do not benchmark to the companies in the expanded comparator group or in the data cuts from the compensation surveys, then so state.

Short-Term Incentives, page 27

3.   We have considered your responses to comments five and six in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. You should address separately each type of performance target you used (whether for cash or equity incentives or other compensation) and explain how disclosure could lead to competitive harm. In addition, to assist us in understanding your performance targets, please provide examples of actual performance targets, show how the specific performance targets resulted in the actual incentive compensation awarded to your chief executive officer or other named executive officers and explain why the actual performance targets would result in competitive harm.

        Please contact me at (202) 551-3350 with any questions.

                                        Sincerely,

                                        Kathleen Krebs
                                        Special Counsel